FOIA CONFIDENTIAL TREATMENT REQUESTED BY RILEY EXPLORATION PERMIAN, INC. PURSUANT TO 17 C.F.R. § 200.803 (RULE 83)

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

October 7, 2024

VIA EDGAR
Division of Corporation Finance
Office of Energy and Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Riley Exploration Permian, Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed March 6, 2024
File No. 001-15555

This letter sets forth the response of Riley Exploration Permian, Inc. (the “Company”) to the comment letter dated September 11, 2024 received from the Staff (“Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (File No. 001-15555), filed with the Commission on March 6, 2024 (the “Form 10-K”).

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment from disclosure under the Freedom of Information Act (“FOIA”) or otherwise for portions of its responses to the Staff’s comment 1. Specifically, the Company requests that the portions of its response to the Staff’s comment 1 that have been redacted from the version of this letter filed via the Commission’s EDGAR system and identified by the mark “[***]” be maintained in confidence, not made part of any public record and not be disclosed to any person, including in response to any requests under FOIA, or otherwise, as such responses contain confidential information. These responses are being provided to the Commission in their entirety under separate cover along with the request for confidential treatment. The Company is also filing a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83. If any request is made for disclosure of these items, we would appreciate being notified promptly, so that we may provide further support for our request for confidentiality.

Comment 1:

Annual Report for the fiscal year ended December 31, 2023

Business and Properties
Oil, Natural Gas and NGL Reserves
Proved Undeveloped Reserves (PUDs), page 10

We note that the PUD conversion rates for the years ended December 31, 2022 and December 31, 2023 were substantially below the 20% rate implied by the 5 year rule. Describe for us the factors that impacted your conversion rates for each of those years. As part of your response, provide us with a schedule that shows, for each of the years ended December 2021, December 31, 2022 and December 31, 2023, the development schedule underlying the disclosed proved undeveloped reserve volumes. For each year end, the schedule should show the locations and volumes to be developed, as well as the related capital expenditures, by year for each year in your adopted five year development plan. Additionally, provide the actual PUD locations and volumes developed, and related capital expenditures, for the years ended December 31, 2022 and December 31, 2023 and year-to-date 2024.

Response:

We respectfully acknowledge the Staff’s comment and provide responses below.

The development plan for 2022 contemplated more development of Probable and Possible locations than PUDs to avoid lease expirations and convert a larger percentage of our undeveloped acreage to the proved reserve category. We drilled approximately 11.8 net wells, 18% of which were PUDs, or 1.4 MMBoe, and 82% were Probables and Possibles, or 7.0 MMBoe, as reflected in our Form 10-K for the year ended December 31, 2022.

The development plan for 2023 was impacted by a material acquisition during the year, which added 13.6 MMBoe of PUD reserves not contemplated in our original development schedule. The December 31, 2022 reserve report contemplated 20.7 total net wells, or 11.2 MMBoe, to be developed during 2023, with PUDs representing 53% of the total and Probable and Possible wells representing a combined 47% of the total. In April 2023, we closed on the material acquisition in New Mexico, which added a significant number of net development locations, 17% of which were classified as PUDs and 83% were classified as either Probable or Possible. Management elected to shift some development activity to the newly acquired assets, including to Probable and Possible locations, which had the effect of decreasing activity on PUDs on our legacy assets. This resulted in the removal of PUD locations representing 6.7 MMBoe of PUD reserves from our 5-year forecast as noted in our response to Comment 2.

With regard to 2024 PUD conversion, the December 31, 2023 reserve report contemplated 12.5 net PUDs, or 7.6 MMBoe, to be developed during 2024, corresponding with 17% of the total 72.6 net PUD locations, or 47.5 MMBoe, included in the 5-year forecast. Through the six-month period ending June 30, 2024, we developed 4.9 net PUD locations, or 3.3 MMBoe, which represented 39% of our annual total per the reserve report. As of our most recent forecast at June 30, 2024, which is still our expectation, we forecast developing an additional 6.9 net PUD locations for the period ending December 31, 2024, for a combined 11.8 net wells for the full year, or 0.7 net wells below the forecast in the December 31, 2023 reserve report. This would correspond with a conversion rate of 16%, just below the forecasted conversion rate of 17% per the reserve report.

Rule 83 Confidential Treatment Request by Riley Exploration Permian, Inc. Request #1

[***]

Comment 2:
Disclosure under this section regarding changes to your PUD volumes identifies various factors without indicating the quantity attributable to each factor. Please expand the disclosure of the changes in the net quantities of proved undeveloped reserves to include an explanation of the material changes related to each line item shown in your reconciliation. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a material change so that the change in net reserves between periods is fully explained.

The disclosure of revisions in the previous estimates of reserves should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and propose to revise our disclosure with respect to the Company’s proved undeveloped reserves in future filings substantially as follows:

Proved undeveloped reserves increased by a net 19.0 MMBoe for the year-ended December 31, 2023, as compared to the year-ended December 31, 2022. PUDs increased by 13.6 MMBoe from acquisitions, primarily from the New Mexico Acquisition. PUDs decreased by 3.4 MMBoe due to conversions, as we incurred approximately $32.5 million to convert these 3.4 MMBoe of PUDs to proved developed producing (PDP) reserves. PUDs increased by 14.5 MMBoe due to extensions and discoveries, due primarily from drilling activity during the year, which allowed for the booking of adjacent PUDs for locations that were previously booked as unproved reserves or not at all.

The Company had downward revisions to proved undeveloped reserves of 5.7 MMBoe, including 11.7 MMBoe of negative revisions which were partially offset by 6.0 MMBoe of positive revisions. Our negative revisions were primarily attributable to development plan changes which resulted in the removal of PUD locations representing 6.7 MMBoe of PUD reserves from our 5-year forecast. Consistent with SEC guidelines, PUDs are limited to those locations that are reasonably certain to be developed within five years. Negative revisions also included 2.5 MMBoe from lower forecasted natural gas sales volumes due to estimated limitations on processing capacity, 1.6 MMBoe due to lower commodity prices, 0.5 MMBoe due to the removal of uneconomic locations and 0.4 MMBoe due to increased operating expenses. Positive revisions included 5.6 MMBoe due to changes in well forecasts based on improved well performance from producing wells, as well as other minor positive revisions of 0.4 MMBoe.

Comment 3
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
(15) Supplemental Oil and Gas Information (Unaudited)
Oil, Natural Gas and NGL Quantities, page F-37

Your disclosure regarding changes in reserve quantities during the year ended December 31, 2023 indicates, in part, that you had downward revisions of 12.1 MMBoe which are primarily attributable to the removal of PUDs due to changes in your development schedule. However, discussion of changes in your PUD volumes appearing on page 10 of your filing indicates that downward revisions of your PUD volumes, due to several different factors, were limited to 5.7 MMBoe. Revise the disclosure related to revisions in previous estimates to separately identify and quantify each factor, including offsetting factors, such that the change to the line item is fully explained. The revised disclosure should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Response:

We respectfully acknowledge the Staff’s comment and propose to revise our disclosure with respect to changes in the Company’s proved (i.e., proved developed and undeveloped) reserves in future filings substantially as follows:

The Company had downward revisions of previous estimates of 12.1 MMBoe, including 19.3 MMBoe of negative revisions which were partially offset by 7.2 MMBoe of positive revisions. Our negative revisions included development plan changes, driven by the 2023 New Mexico acquisition, which resulted in the removal of PUD locations representing 6.7 MMBoe of PUD reserves from our 5-year forecast, 6.3 MMBoe from lower forecasted natural gas sales volumes due to estimated limitations on processing capacity, 2.9 MMBoe due to lower commodity prices, 2.4 MMBoe due to increased operating expenses, 0.7 MMBoe due to the removal of uneconomic locations and 0.3 MMBoe from other minor revisions. Positive revisions included 7.2 MMBoe due to changes in well forecasts based on improved well performance from producing wells.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Should you have any questions or comments with respect to this response, please contact our General Counsel, Beth di Santo at (212) 766-2466 or Amy Curtis of Holland & Knight, LLP at (214) 969-1763.

Sincerely,

/s/ PHILIP RILEY

Philip Riley
Chief Financial Officer and Executive Vice President of Strategy